Exhibit 1

Elbit Systems Awarded $305 Million Contract to
Supply PULS Rocket Artillery Systems to the Royal
Netherlands Army

Haifa, Israel, May 18, 2023 – Elbit Systems Ltd. (NASDAQ:ESLT and TASE: ESLT) (“Elbit Systems” or the “Company”) announced today that as part of an agreement between the Israeli Ministry of Defense and the Netherlands Ministry of Defense, it was awarded a contract worth $305 million to supply Precise & Universal Launching System (PULS) artillery rocket systems to the Royal Netherlands Army. The contract will be performed over a period of five years.

Under the contract, Elbit Systems will supply 20 PULS artillery rocket systems integrated on the COMMIT (previously DMO) selected truck platform, as well as rockets and missile of various ranges and training and support services.

Elbit PULS is a system designed with an open architecture approach, supporting future growth, the ability to integrate legacy C4i solutions, and the flexibility to adapt to specific customer requirments.

PULS provides a comprehensive, cost effective solution, supporting the firing of both free-flying rockets and precision guided rockets and missiles ranging from 12km and up to 300km. The PULS launcher is a fully adaptable launching system and can be mounted on a broad range of wheeled and tracked platforms, providing a significant reduction in maintenance and training costs for legacy fleets.

Bezhalel (Butzi) Machlis, President and CEO of Elbit Systems: “The acquisition of Elbit Systems' PULS solution will enhance the Royal Netherland Army's ability to provide effective indirect fire support. It will also provide interoperability with NATO customers that have acquired these systems. This contract further validates Elbit Systems' cutting edge military technologies and our strong partnerships with NATO countries across Europe."

About Elbit Systems

Elbit Systems Ltd. is an international high technology company engaged in a wide range of defense, homeland security and commercial programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems, advanced electro-optics, electro-optic space systems, EW suites, signal intelligence systems, data links and communications systems, radios, cyber-based systems and munitions. The Company also focuses on the upgrading of existing platforms, developing new technologies for defense, homeland security and commercial applications and providing a range of support services, including training and simulation systems.

For additional information, visit: https://elbitsystems.com, follow us on Twitter or visit our official Facebook, Youtube and LinkedIn Channels.

Company Contact:

Dr. Yaacov (Kobi) Kagan, ExecutiveVP - CFO
Tel:  +972-77-2946663
kobi.kagan@elbitsystems.com

Rami Myerson, Director, Investor Relations
Tel: +972-77-2948984
rami.myerson@elbitsystems.com

Dalia Bodinger, VP, Communication & Brand
Tel: 972-77-2947602
dalia.bodinger@elbitsystems.com

This press release may contain forward‑looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended and the Israeli Securities Law, 1968) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current facts. Forward-looking statements are based on management’s current expectations, estimates, projections and assumptions about future events. Forward‑looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions about the Company, which are difficult to predict, including projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business.  Therefore, actual future results, performance and trends may differ materially from these forward‑looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; changes in global health and macro-economic conditions; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; changes in the competitive environment; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward‑looking statements speak only as of the date of this release. Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company does not undertake to update its forward-looking statements.

Elbit Systems Ltd., its logo, brand, product, service and process names appearing in this Press Release are the trademarks or service marks of Elbit Systems Ltd. or its affiliated companies.  All other brand, product, service and process names appearing are the trademarks of their respective holders.  Reference to or use of a product, service or process other than those of Elbit Systems Ltd. does not imply recommendation, approval, affiliation or sponsorship of that product, service or process by Elbit Systems Ltd. Nothing contained herein shall be construed as conferring by implication, estoppel or otherwise any license or right under any patent, copyright, trademark or other intellectual property right of Elbit Systems Ltd. or any third party, except as expressly granted herein.